Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the quarter ended December 31, 2024

Revenue grows 0.1% QoQ, above upper end of guidance

Operating margin 12 quarter high at 17.5%; Expands 0.7% QoQ

Net income grows 24.5% YoY and 4.5% QoQ; EPS growth of 24.4% YoY

Operating cash flows at 146.5% of net income.

EAST BRUNSWICK, N.J. | BANGALORE, India – Jan 17, 2025: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2024.

Highlights of the Results

Results for the Quarter ended December 31, 2024:

1.	Gross revenue was at ₹223.2 billion ($2,608.9 million1), an increase of 0.1% QoQ and 0.5% YoY.

2.	IT services segment revenue was at $2,629.1 million, decrease of 1.2% QoQ and 1.0% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue increased 0.1% QoQ and decreased 0.7% YoY.

4.	Total bookings[3] was at $3,514 million. Large deal bookings[4] was at $961 million, an increase of 6.0% YoY in constant currency[2].

5.	IT services operating margin[5] for the quarter was at 17.5%, an increase of 0.7% QoQ and 1.5% YoY.

6.	Net income for the quarter was at ₹33.5 billion ($392.0 million1), an increase of 4.5% QoQ and 24.5% YoY.

7.	Earnings per share for the quarter was at ₹3.21 ($0.041), an increase of 4.6% QoQ and 24.4% YoY.

8.	Operating cash flows of ₹49.3 billion ($576.4 million1), an increase of 3.0% YoY and at 146.5% of Net Income for the quarter.

9.	Voluntary attrition was at 15.3% on a trailing 12-month basis.

10.	Interim dividend declared of ₹6 ($0.0701) per equity share/ADS.

11.	Capital allocation policy revised to increase the payout percentage from 45% - 50% to 70% or above of the net income cumulatively on a block of 3-year period.

Outlook for the Quarter ending March 31, 2025

We expect revenue from our IT Services business segment to be in the range of $2,602 million to $2,655 million*. This translates to sequential guidance of (-)1.0 % to 1.0 % in constant currency terms.

*	Outlook for the Quarter ending March 31, 2025, is based on the following exchange rates: GBP/USD at 1.27, Euro/USD at 1.06, AUD/USD at 0.65, USD/INR at 84.29 and CAD/USD at 0.71

Performance for the Quarter ended December 31, 2024

Srini Pallia, CEO and Managing Director, said “In a seasonally weak quarter, our strong in quarter execution helped us deliver above the top end of our revenue guidance. We also achieved our highest margins in the past three years while continuing to invest in our people. We closed 17 large deals with a total value of $1B. We are advancing steadily and investing decisively to lead our clients in an AI-driven future.”

Aparna Iyer, Chief Financial Officer, said “We expanded margins for a fourth consecutive quarter, enabling us to achieve our previously stated target margin of 17.5%. Our EPS grew 24.4% YoY and operating cash flow was at 146.5% of net income. We are pleased to share that the board has approved our revised capital allocation policy that increases the committed payout percentage to 70% or above in a block of 3 years. In addition, board has also declared an interim dividend of INR 6 per share.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹85.55, as published by the Federal Reserve Board of Governors on December 31, 2024. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2024, was US$1= ₹84.76

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.
5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

Highlights of Strategic Deal Wins

In the third quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

A US-based health insurance company has selected Wipro for a multi-phase enterprise transformation program. Wipro will implement its industry leading Individual Consumer Affordable Care Act (ACA) and commercial Employer Group Enrolment & Billing platform. Wipro’s AI enabled “Payer-in-a-box” solution will deliver integrated enrolment processing; billing; faster payment processing; improve accuracy, speed & efficiency of financial reconciliation; and enhanced customer services. The program will drive enhanced member experience, better financial management controls, as well as operational efficiency for the client.

2.

A US-based leading media corporation has selected Wipro to transform its advertising operations and drive growth in a competitive market. Leveraging its global delivery model, deep expertise in advertising operations, and AI-powered automation, Wipro will deliver operational stability, foster innovation and unlock efficiencies across the value chain for the client. Wipro’s specialized knowledge in media operations enables the delivery of tailored, high-quality, and scalable solutions designed to address the client’s unique challenges.

3.

A leading Indian private banking and financial services institution has selected Wipro to transform and modernize its Core Banking System. Leveraging its deep domain expertise and consultative approach, Wipro will help the client build the “Bank of the Future” – powered by a modern, scalable, and flexible digital platform. The project will improve the client’s customer centricity and platform scalability, while enhancing operational efficiency.

4.

A global Telecom network solutions organization has selected Wipro as a Strategic partner to provide network integration and business application services for its 5G software products in Japan. The Wipro team will leverage its deep engineering, AI, and automation expertise to provide product implementation, customization, and integration services. Wipro will also transform the client’s current operating model through a vendor consolidation program. This transformation will empower the client to become more agile and drive sustainable growth to continue offering market-leading propositions to its customers.

5.

One of the largest health insurers in USA has renewed its engagement with Wipro to operate an end-to-end platform to support its growing (Affordable Care Act) ACA business. Wipro will deliver a PaaS (Platform as a Service) solution and ensure data security, platform stability, and seamless business continuity. Through this solution, the client will have increased flexibility to handle membership growth, improved customer service and assured compliance with regulations.

6.

A global leader in legal technology, payments and banking infrastructure has selected Wipro to improve its overall business efficiency and overhaul its IT infrastructure. The Wipro team will rationalize and stabilize the client’s IT operations as well as create a dashboard for better visibility of business performance. As a result, the client will see a reduction in IT incidents and operational costs, as well as increased efficiency and automation.

7.

Wipro has been selected by a leading Indian multinational conglomerate to provide technology support services across the client’s group companies. Wipro will leverage its proprietary AI-powered solutions to deliver services around multi-cloud, data centre, business applications and end-user environments. These solutions will be continuously enhanced to ensure safe, scalable, and reliable performance for the client.

8.

A US-based health insurance company has renewed its engagement with Wipro to continue to deliver a comprehensive Business Process as a Service (BPaaS) solution for Affordable Care Act (ACA) members. The innovative solution comprises an AI-powered contact center, sales & support as well as billing & enrolment services. The project will deliver high performance and enhanced member experience while streamlining operations and complying with industry regulations.

9.

A US-based global investment manager has selected Wipro to deliver IT Helpdesk and Digital workplace support services. The Wipro team will deliver personalized services, including desktop engineering and deskside solutions, to support the client’s global employee base. As a result, the client will experience more reliable, stable, and scalable services as well as an enhanced employee experience.

10.

A leading European utilities provider has selected Wipro to deliver innovative AI solutions for preventative maintenance of their water pipelines. Wipro leveraged its InspectAI solution to analyze and detect anomalies from videos taken inside underground water pipelines using robotics. Once rolled out at scale, the client will see a reduction of inspection efforts of up to 35% and a reduction of maintenance costs of up to 20%.

11.

Wipro will support a large technology migration for a US-based health insurance company and set a foundation to help them succeed in the AI era. The Wipro team also showcased an AI-powered software development solution to modernize the client’s billing platform. This initiative would lead to increased productivity, reduction in defects, leading to fewer bugs and errors and more than 20% in cost savings.

12.

Wipro deployed an Intelligent Document Processing (IDP) solution and built customized AI models for a Canadian automotive manufacturer. The solution streamlines the extraction of information from unstructured documents with over 90% accuracy. This project will help the client to precisely generate quotations for the end-customers with a 30% improvement in the efficiency of their sales team.

13.

A global payments company has selected Wipro to modernize its financial forecasting applications. Wipro will deliver a flexible cloud native application, integrating its AI-powered accelerators. This will enable multi-currency forecasting, faster deployment of new model types, and automate error notifications and resolutions. Through this project the client will achieve close to 90% accuracy in forecasting and reduce the model development cycle time by 30%.

14.

A US-based pharmaceutical company has selected Wipro to improve efficiency and productivity of their HR operations. The Wipro team will develop a set of Gen AI-based solutions that will enhance the client’s operations, increase the accuracy of information dissemination, and improve employees’ engagement with their HR systems. The Wipro team will continue to scale and enhance this sophisticated, responsive, and intelligent system to be leveraged across the organization to simplify operations, reduce workload, and improve overall efficiency.

Analyst Recognition

1.	Wipro was recognized as a Leader in Avasant’s Generative AI Services 2024 RadarView™

2.	Wipro was named as a Leader in IDC MarketScape: Worldwide Cloud Security Services in the AI Era 2024–2025 Vendor Assessment (Doc # US52048124 Nov 2024)

3.	Wipro was classified as a Leader in Everest Group’s Data and Analytics (D&A) Services PEAK Matrix® Assessment 2024

4.	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Industry Cloud Professional Services 2024 Vendor Assessment (Doc # US51036624 Dec 2024)

5.	Wipro was positioned as a Horizon 3 – Market Leader in the HFS Horizons: Sustainability Services, 2024 report

6.	Wipro was ranked as a Leader in Avasant’s Digital Talent Capability 2024 RadarView™

7.	Wipro was positioned as a Leader in Everest Group’s Semiconductor Engineering Services PEAK Matrix® Assessment 2024

8.	Wipro was positioned as a Leader in Avasant’s SAP S/4HANA Services 2024–2025 RadarView™

9.	Wipro was featured as a Leader in ISG Provider Lens™—Next-Gen ADM Services 2024 (multiple quadrants)

10.	Wipro was ranked as a Leader in Avasant’s Intelligent ITOps Services 2024–2025 RadarView™

11.	Wipro was rated as a Leader in ISG Provider Lens™—Contact Center-Customer Experience Services 2024 (multiple quadrants)

12.	Wipro was recognized as a Leader in ISG Provider Lens™—Future of Work Services 2024 (multiple quadrants)

13.	Wipro was positioned as a Leader in the 2024 Gartner® Magic Quadrant™ for Managed Network Services

Source & Disclaimer: *Gartner, “Magic Quadrant for Managed Network Services”, Ted Corbett, et al, 14 October 2024.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

IT Products

1.	IT Products segment revenue for the quarter was ₹0.7 billion ($8.7 million1)

2.	IT Products segment results for the quarter were ₹0.03 billion ($0.3 million1)

Please refer to the table on page 12 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 12 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended December 31, 2024, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (8:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP170125

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Dipak Kumar Bohra	Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91 92052-64001
dipak.bohra@wipro.com	abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2024	As at December 31, 2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	316,002	324,686	3,795
Intangible assets	32,748	29,101	340
Property, plant and equipment	81,608	77,760	909
Right-of-Use assets	17,955	21,886	256
Financial assets
Derivative assets	25	—	—
Investments	21,629	30,100	352
Trade receivables	4,045	599	7
Other financial assets	5,550	5,039	59
Investments accounted for using the equity method	1,044	1,034	12
Deferred tax assets	1,817	1,811	21
Non-current tax assets	9,043	7,861	92
Other non-current assets	10,331	7,424	87

Total non-current assets	501,797	507,301	5,930

Inventories	907	724	8
Financial assets
Derivative assets	1,333	859	10
Investments	311,171	436,108	5,098
Cash and cash equivalents	96,953	125,744	1,470
Trade receivables	115,477	114,616	1,340
Unbilled receivables	58,345	58,775	686
Other financial assets	10,536	9,107	106
Contract assets	19,854	14,205	166
Current tax assets	6,484	5,868	69
Other current assets	29,602	28,712	336

Total current assets	650,662	794,718	9,289

TOTAL ASSETS	1,152,459	1,302,019	15,219

EQUITY
Share capital	10,450	20,938	245
Share premium	3,291	1,921	22
Retained earnings	630,936	733,625	8,576
Share-based payment reserve	6,384	6,496	76
Special Economic Zone re-investment reserve	42,129	31,905	373
Other components of equity	56,693	58,964	689

Equity attributable to the equity holders of the Company	749,883	853,849	9,981
Non-controlling interests	1,340	1,963	23

TOTAL EQUITY	751,223	855,812	10,004

LIABILITIES
Financial liabilities
Loans and borrowings	62,300	64,034	748
Lease liabilities	13,962	18,783	220
Derivative liabilities	4	5	^
Other financial liabilities	4,985	7,825	91
Deferred tax liabilities	17,467	16,813	197
Non-current tax liabilities	37,090	41,330	483
Other non-current liabilities	12,970	16,161	189
Provisions	—	381	4

Total non-current liabilities	148,778	165,332	1,932

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	102,638	1,200
Lease liabilities	9,221	8,104	95
Derivative liabilities	558	2,947	34
Trade payables and accrued expenses	88,566	81,200	949
Other financial liabilities	2,272	3,110	36
Contract liabilities	17,653	21,413	250
Current tax liabilities	21,756	30,301	354
Other current liabilities	31,295	29,664	347
Provisions	1,971	1,498	18

Total current liabilities	252,458	280,875	3,283

TOTAL LIABILITIES	401,236	446,207	5,215

TOTAL EQUITY AND LIABILITIES	1,152,459	1,302,019	15,219

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2023	2024	2024	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	222,051	223,188	2,609	675,520	665,842	7,783
Cost of revenues	(153,826)	(153,922)	(1,799)	(474,278)	(462,277)	(5,404)

Gross profit	68,225	69,266	810	201,242	203,565	2,379
Selling and marketing expenses	(19,178)	(16,081)	(188)	(54,529)	(49,313)	(576)
General and administrative expenses	(16,444)	(14,629)	(171)	(46,455)	(41,876)	(490)
Foreign exchange gains/(losses), net	262	410	5	468	(192)	(2)

Results from operating activities	32,865	38,966	456	100,726	112,184	1,311
Finance expenses	(3,125)	(4,146)	(48)	(9,244)	(11,003)	(129)
Finance and other income	5,785	9,708	113	17,137	26,383	309
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(4)	5	^	(31)	(37)	^

Profit before tax	35,521	44,533	521	108,588	127,527	1,491
Income tax expense	(8,515)	(10,866)	(127)	(26,049)	(31,228)	(365)

Profit for the period	27,006	33,667	394	82,539	96,299	1,126

Profit attributable to:
Equity holders of the Company	26,942	33,538	392	82,106	95,658	1,118
Non-controlling interests	64	129	2	433	641	8

Profit for the period	27,006	33,667	394	82,539	96,299	1,126

Earnings per equity share:
Attributable to equity holders of the Company
Basic	2.58	3.21	0.04	7.73	9.15	0.11
Diluted	2.58	3.20	0.04	7.71	9.13	0.11
Weighted average number of equity shares used in computing earnings per equity share
Basic	10,436,941,772	10,457,414,881	10,457,414,881	10,621,971,206	10,454,728,795	10,454,728,795
Diluted	10,461,832,626	10,482,964,010	10,482,964,010	10,653,650,208	10,481,436,710	10,481,436,710

^	Value is less than 0.5

Information on reportable segments for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 are as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	72,010	68,393	68,581	208,103	201,001	268,230
Americas 2	68,120	67,932	66,541	203,390	201,758	269,482
Europe	59,282	61,821	61,473	181,525	192,583	253,927
APMEA	23,439	23,811	24,913	70,753	77,678	102,177

Total of IT Services	222,851	221,957	221,508	663,771	673,020	893,816
IT Products	747	663	805	1,879	2,968	4,127

Total segment revenue	223,598	222,620	222,313	665,650	675,988	897,943

Segment result
IT Services
Americas 1	14,966	13,338	16,459	41,991	45,283	59,364
Americas 2	15,275	15,005	15,180	45,813	43,372	59,163
Europe	7,600	7,821	7,906	21,294	25,421	33,354
APMEA	3,667	3,070	3,433	9,178	9,218	12,619
Unallocated	(2,518)	(1,912)	(7,552)	(5,907)	(15,293)	(20,304)

Total of IT Services	38,990	37,322	35,426	112,369	108,001	144,196
IT Products	29	(183)	114	(201)	(514)	(371)
Reconciling Items	(53)	10	(2,675)	16	(6,761)	(7,726)

Total segment result	38,966	37,149	32,865	112,184	100,726	136,099

Finance expenses	(4,146)	(3,569)	(3,125)	(11,003)	(9,244)	(12,552)
Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)

Profit before tax	44,533	42,778	35,521	127,527	108,588	147,210

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended December 31, 2024

IT Services Revenue as per IFRS	$2,629.1
Effect of Foreign currency exchange movement	$32.3

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,661.4

Three Months ended December 31, 2024

IT Services Revenue as per IFRS	$2,629.1
Effect of Foreign currency exchange movement	$9.1

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,638.1

2.	Reconciliation of Free Cash Flow for three months and nine months ended December 31, 2024

	Amount in INR Mn
	Three months ended December 31, 2024	Nine months ended December 31, 2024
Net Income for the period [A]	33,667	96,299
Computation of Free Cash Flow
Net cash generated from operating activities [B]	49,312	131,961
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(2,845)	(7,862)
Proceeds from sale of property, plant and equipment	57	1,516
Free Cash Flow [C]	46,524	125,615
Operating Cash Flow as percentage of Net Income [B/A]	146.5%	137.0%
Free Cash Flow as percentage of Net Income [C/A]	138.2%	130.4%

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